[LETTERHEAD OF QUALYS]

December 4, 2013

Via EDGAR and Overnight Delivery

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3720

Attention:	Jan Woo
Mitchell Austin

Re:	Qualys, Inc.
Form 10-K for Fiscal Year Ended December 31, 2012
Filed March 5, 2013
File No. 001-35662

Ladies and Gentlemen:

Qualys, Inc. (the “Company”) hereby submits this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated November 25, 2013, relating to the Company’s Annual Report on Form 10-K (File No. 001-35662) for the fiscal year ended December 31, 2012 filed with the Commission on March 5, 2013 (the “Form 10-K”). The Company is concurrently filing via EDGAR this letter and Amendment No. 1 to the Form 10-K (“Amendment No. 1”).

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response. Except for page references appearing in the headings and Staff comments below (which are references to the Company’s Annual Report on Form 10-K filed on March 5, 2013), all page references herein correspond to the page of Amendment No. 1.

Signatures, page 88

1.	We note that the electronic filing of your Form 10-K does not contain the typed signatures of the individuals listed on the signature page. Please amend the filing to provide the required signatures. See General Instruction D.2 of Form 10-K.

The Company respectfully advises the Staff that it has filed Amendment No. 1 with a fully executed signature page to address the Staff’s comment. In addition, the Company supplementally advises the Staff that on March 5, 2013, the date of filing of the Form 10-K, the Company was in possession of the manually signed signature pages of each of the individuals listed on the signature page. However, the conformed signatures for each of the individuals listed on the signature page were inadvertently omitted from the Form 10-K as filed via EDGAR due to a clerical error in connection with the conversion of the Form 10-K to EDGAR format for submission to the Commission.

2.	Please explain how management considered the impact of management’s failure to include the typed signatures of your officers and directors on the electronic filing of your Form 10-K for the fiscal year ended December 31, 2012 in reaching the conclusion that your disclosure controls and procedures were effective. Please tell us the factors you considered in making your effectiveness determination and specify the factors that support your conclusion. In particular, please explain how you considered the

Securities and Exchange Commission

December 4, 2013

definition of disclosure controls and procedures provided in Rule 13a-15(e), which indicates that effective controls and procedures would ensure that information required to be disclosed by the issuer is recorded, processed, summarized and reported within the time periods specified in the Commission’s rules and forms.

The Company respectfully advises the Staff that it is aware that Rule 13a-15(a) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), requires a registrant to maintain disclosure controls and procedures designed to ensure that information required to be disclosed in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified by the Commission’s rules and forms. The Company understands that such information must be accumulated and communicated to the Company’s management, including its principal executive officer and principal financial officer, to allow timely decisions regarding required disclosure and for the Company’s management to conclude that the disclosure controls and procedures are effective at a reasonable assurance level.

The Company respectfully advises the Staff that, as indicated above in the response to Comment #1, the Company was in possession of the manually signed signature pages of each of the individuals listed on the signature page on March 5, 2013, the date of filing of the Form 10-K. However, the conformed signatures for each of the individuals listed on the signature page were omitted from the Form 10-K as filed via EDGAR due to a clerical error in connection with the conversion of the Form 10-K to EDGAR format for submission to the Commission. After reviewing the Company’s disclosure controls and procedures, and the facts and circumstances that led to the inadvertent omission of the conformed signatures, the Company’s management believes that the error is not significant and does not undermine the basis of its conclusion that the Company’s disclosure controls and procedures were effective at a reasonable assurance level and further concluded that the omission was not indicative of a breakdown of the Company’s disclosure controls and procedures. The Company’s management considered the impact of the omission and concluded that its disclosure controls and procedures were effective based on the following factors:

•	the original signature page to the Form 10-K was fully executed on March 5, 2013 and was in the Company’s possession at the time of the filing;

•	the inadvertent omission was an isolated event due to a clerical error and did not reflect a systemic deficiency;

•	the clerical error did not result in any statements contained in the Form 10-K being untrue nor did it make any statements in the Form 10-K misleading; and

•	the review process with respect to the Company’s disclosure controls and procedures had always functioned effectively.

For the reasons set forth above, after reviewing the clerical error in question in light of the Company’s disclosure controls and procedures in their entirety, the Company believes that, as of the date on which it made such evaluation, the Company properly concluded that its disclosure controls and procedures were effective.

* * * * *

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

Securities and Exchange Commission

December 4, 2013

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * * *

Securities and Exchange Commission

December 4, 2013

Please direct your questions or comments regarding the Company’s responses or Amendment No. 1 to me or Rezwan D. Pavri, the Company’s external counsel at Wilson Sonsini Goodrich & Rosati, P.C., at (650) 565-3574 or rpavri@wsgr.com. Thank you for your assistance.

Sincerely,

By :	/s/ Donald C. McCauley
Donald C. McCauley
Chief Financial Officer
Qualys, Inc.

Enclosures

cc (w/encl.):	Philippe F. Courtot
Bruce K. Posey
Qualys, Inc.

Jeffrey D. Saper
Rezwan D. Pavri
Wilson Sonsini Goodrich & Rosati, P.C.

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